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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2010

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated February 16, 2010, whereby Acergy S.A. (the "Company") advises that at the Extraordinary General Meeting of Shareholders ("the Meeting") on February 16, 2010 agenda item 1 (adoption of amended Articles of Incorporation) was approved by shareholders.

The minutes of the Meeting detailing the resolution proposed and the result of the poll on item 1 is set forth below and the amended Articles of Incorporation are attached hereto as Exhibit 1.1.

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Acergy S.A.
societe anonyme holding
412F, route d'Esch, L-2086 Luxembourg
Luxembourg
Luxembourg Register of Commerce and Companies, No B 43 172
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No 25559/2010 - Maitre Robert SCHUMAN
No 647/2010 - Maitre Leonie GRETHEN
EXTRAORDINARY GENERAL MEETING
OF 16 FEBRUARY 2010
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In the year two thousand and ten, on the sixteenth day of the month of February,
     Before Maitre Robert SCHUMAN, notary in Differdange, replacing Maitre
Leonie GRETHEN, notary in Luxembourg, Grand Duchy of Luxembourg, who will retain the original of the present deed in her records, was held an extraordinary general meeting of shareholders of "Acergy S.A." ("the Company"), a societe anonyme having its registered office in Luxembourg, 412F, route d'Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Societes de Luxembourg under No B 43 172, incorporated by deed of Maitre Paul FRIEDERS, notary residing in Luxembourg (Grand Duchy of Luxembourg) of March 10, 1993, published in the Memorial C, Recueil des Societes et Associations, ("Memorial") of April 28, 1993, number
190. The Articles of Incorporation of the Company were amended several times, and for the last time by deed of Maitre Leonie GRETHEN, in replacement of Maitre Blanche MOUTRIER of August 4, 2009, published in the Memorial of September 3, 2009, number 1697.
     The Extraordinary General Meeting was opened at 12.00 p.m. and was presided over by Mr Alistair Peel, Company Secretary, residing at 200 Hammersmith Road; London W6 7DL, United Kingdom (the "Chairman").
     There were appointed as secretary Me Toinon Hoss, avocat a la Cour, residing in Luxembourg, and as ballot-judges Mrs Chantal Mathu, private-employee, residing professionally in Luxembourg, and Me Max Becker, avocat, residing professionally in Luxembourg. The Bureau having thus been constituted, the Chairman declared and requested the notary to note that:
     1. It appeared from the main register kept by SGG S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 71,981,459 Common Shares out of 194,953,972 issued Common Shares and 183,126,035 outstanding Common

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Shares as at October 30, 2009 were represented.
     2. The notice of the Meeting was published according to the legal requirements in two Luxembourg daily newspapers, the "Tageblatt" and in the "Luxemburger Wort", and in the "Memorial C" on January 15, 2010 and January 30, 2010 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Association (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company's Registers as of October 30, 2009 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of October 30, 2009.
3. In order to attend the present Extraordinary General Meeting, the Common Shares represented complied with the legal and statutory requirements.
4. The agenda of the general meeting is as follows:
     (i) To approve the recommendation of the Board of Directors of the Company to adopt amended Articles of Incorporation as summarised in the Chairman's letter dated January 15, 2010.
     5. The shareholders represented and the number of shares held by each of them shown on an attendance list, signed ne varietur by the proxyholders of the shareholders represented, the Chairman, the secretary, the ballot-judges and the notary which will be attached to the present deed to be filed with the registration authorities. The said proxies signed ne varietur by the Chairman, the secretary, the ballot-judges and the notary, shall remain attached to the present deed in order to be filed with the registration authorities.
     6. Pursuant to Article 67-1 of the Law of 10 August 1915 on commercial companies, as amended, the present Meeting was therefore regularly convened and has the legal power to validly deliberate and act regardless of the proportion of the capital represented, as a meeting convened for 17 December 2009 could not so validly deliberate and act due to the absence of quorum.
     After this had been set forth by the Chairman and acknowledged by the members of the general meeting, the Chairman submitted to the vote of the members of the general meeting the following resolution:
                                FIRST RESOLUTION
The Meeting resolved to approve the recommendation of the Board of Directors of the Company to adopt amended Articles of Incorporation as summarised in the Chairman's letter dated January 15, 2010 and to amend several articles, mentioned below; - Article three (3), Article five (5), Article eight (8), Article eleven (11), Article twelve (12), Article thirteen (13), Article fourteen (14), Article fifteen (15), Article eighteen (18), Article twenty (20), Article twenty-two (22), Article twenty-four (24), Article twenty-five (25), Article twenty-six (26), Article twenty-seven (27), Article twenty-eight (28), Article twenty-nine (29), Article thirty-one (31), Article thirty-two (32), Article thirty-three (33), Article thirty-

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four (34) and Article thirty-five (35) and to interpose a new Article thirty-six
(36).

The information set forth above and the amended Articles of Incorporation attached hereto as Exhibit 1.1 shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: February 17, 2010                           By:  /s/ Simon Crowe
                                                       -------------------------
                                                  Name:  Simon Crowe
                                                  Title: Chief Financial Officer

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                                  Exhibit Index

Exhibit No.                      Description

Exhibit 1.1 Amended Articles of Incorporation of Acergy S.A. dated February 16, 2010. Filed herewith.

Exhibit 99.1 Press Release dated February 16, 2010 Announcing Extraordinary General Meeting of Shareholders Results.